Filed By Bancorp 34, Inc.
Pursuant To Rule 425 Under The Securities Act of 1933, As Amended
Subject Company: Bancorp 34, Inc.

FOR IMMEDIATE RELEASE:

<April 27, 2023>

Bancorp 34, Inc. and CBOA Financial, Inc. Agree to Combine to Create the Largest Community Bank Headquartered in Arizona

▪	Strategic merger creates $1b asset Arizona headquartered community bank, filling a need in a large and growing market area

▪	Significant shareholder value creation expected through meaningful earnings accretion and enhanced profitability metrics

▪	Attractive geographic footprint surrounding the Phoenix MSA and boasting a multi-state footprint across Arizona and New Mexico

SCOTTSDALE, <April 27>, 2023 -- Bancorp 34, Inc. (OTCQB: BCTF) (“BCTF”), the holding company of Bank 34, and CBOA Financial, Inc. (OTCPK: CBOF) (“Commerce”), the holding company of Commerce Bank of Arizona, today jointly announced the signing of a definitive merger agreement to combine and form the second largest bank headquartered in Arizona.

Under the terms of the definitive merger agreement, Commerce shareholders will receive 0.24 shares of BCTF common stock for each share of Commerce common stock they own. Based on BCTF’s stock price of $11.25 as of market close on April 26, 2023, the price per share for Commerce shareholders would be $2.70, or approximately $28 million in aggregate deal value. The value of the per share consideration received by Commerce shareholders will rise and fall based on the value of BCTF shares. BCTF shareholders will own approximately 65%, and Commerce shareholders will own approximately 35%, of the pro forma company.

Jim Crotty, CEO of BCTF, said, “This is an exciting combination that will accelerate both companies’ strategic goals by enhancing our ability to serve our customers. Higher lending limits will allow us to tap new opportunities and grow stronger relationships with our existing customers, while increased scale will allow us to more efficiently meet the needs of all our stakeholders. I am excited to partner with the Commerce team and believe we will do great things together.”

Chris Webster, CEO of Commerce, said, “This unique strategic merger is the culmination of months and months of collaboration and consideration with BCTF’s fantastic team. The opportunity to combine the strengths of both management groups while capitalizing on conditions in some of the most exciting markets in the country is very compelling. Together this company will be positioned to fill a prominent role in the southwest banking landscape and we couldn’t be more excited to get started.”

Merger Highlights

▪	Transformational Earnings Per Share Accretion. Expected annual earnings per share accretion of approximately 50%

▪	Complementary Leadership Team. The combined leadership team will consist of members from BCTF and Commerce and will bring years of financial services experience and a shared vision to the combined company.

▪	Robust Capital Levels. The pro forma company is expected to be well capitalized at close with holding company TCE/TA in excess of 8% and a bank level leverage ratio of nearly 11%.

▪	TBVPS Dilution Discipline. TBVPS dilution of roughly 14% expected at close with an expected earnback period of approximately 3 years.

Directors and Officers

Following closing, the combined company’s Board of Directors will be reduced to eight members, five from the existing BCTF Board (including Jim Crotty) and three from Commerce’s current Board (including Chris Webster). All three members of the Commerce executive management team will join the pro forma management team. Jim Crotty will serve as the CEO of the pro forma company, while Chris Webster will serve as the President, Paul Tees as the Chief Credit Officer and Evan Anderson as the Chief Information Officer and Chief Risk Officer. Additionally, the other members of BCTF’s senior management team are expected to remain in their current roles.

Approval and Timing

The merger is expected to close in the fourth quarter of 2023, subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and approvals of shareholders of each company.

Transaction Advisors

MJC Partners, LLC, served as the financial advisor to BCTF with Nelson Mullins Riley & Scarborough LLP serving as legal advisor. Piper Sandler & Co. served as financial advisor to Commerce with Otteson Shapiro LLP serving as legal advisor.

About Bancorp 34, Inc.

Bank 34 is a wholly owned subsidiary of Bancorp 34, Inc. Shares of Bancorp, 34, Inc. common stock are quoted on the OTCQB market under the symbol "BCTF" with headquarters in Scottsdale, Arizona. We are a community bank founded in 1934 with locations in Scottsdale, Arizona and Alamogordo and Las Cruces, New Mexico. Our customers desire a refreshing and more intimate alternative to the large banks, coupled with a more proven track record than the newer small banks. We offer true relationship banking and do more to earn your business.

About CBOA Financial, Inc.

Commerce Bank of Arizona, established in 2002 in Tucson, Arizona, is a full-service community bank that caters to small-to mid-sized businesses and real estate professionals. CBAZ offers commercial clients with a variety of services ranging from U.S. Small Business Administration (SBA) financing solutions, construction loans, and commercial real estate loans. CBOA Financial, Inc. is a single-bank holding company and parent of the Bank. The company’s stock is quoted on the OTC Pink market under the symbol “CBOF.”

Cautionary Note Regarding Forward-Looking Statements

Statements included in this press release which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of BCTF and Commerce with respect to their planned merger and the expected timing of the closing of the transaction. Words such as “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

  the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
  the failure of BCTF or Commerce to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
  the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where BCTF and Commerce do business, or as a result of other unexpected factors or events;
  diversion of management’s attention from ongoing business operations and opportunities;
  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
  the outcome of any legal proceedings that may be instituted against BCTF or Commerce; and
  other factors that may affect future results of BCTF or Commerce including changes in asset quality and credit risk; general instability in the financial institutions markets; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment practices; deposit trends and practices, including recent outflows of deposits from financial institutions; the impact, extent and timing of technological changes; capital management activities; and other actions of the banking regulators and legislative and regulatory actions and reforms.

BCTF and Commerce disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between BCTF and Commerce. In connection with the proposed merger, BCTF will file a registration statement on Form S-4 with the SEC to register BCTF’s shares that will be issued to Commerce’s shareholders in connection with the merger. The registration statement will include a proxy statement of BCTF and Commerce and a prospectus of BCTF, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by BCTF may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus will also be mailed to shareholders of BCTF and Commerce.